04016908 ES
E COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-47312

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Upromise Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

117 Kendrick Street
(No. and Street)

Needham	MA	02494
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick W. McKeon (781) 707-8537
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

125 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 22 2004
THOMSON FINANCIAL

RECD S.E.C.
APR 06 2004

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Patrick W. McKeon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Upromise Investments, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Patrick W. McKeon

Signature

Senior Vice President, CFO

Title

Kathleen Gee

Notary Public

KATHLEEN GEE
NOTARY EXP 8/25/07

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Upromise Investments, Inc.
(A Wholly-Owned Subsidiary of Upromise, Inc.)
Statement of Financial Condition

December 31, 2003
(Audited)

Assets

Cash		$694,553
Cash segregated under federal and other regulations		$99,774,936
Interest receivable		$58,351
Accounts receivable		$366,029
Prepaid expenses		$61,014
Securities owned, at fair value		$3,300
Intangible asset, net		$153,455
	Total Assets	**$101,111,638**

Liabilities and Stockholder's Equity

Payable to customers		$99,674,936
Payable to parent		$250,143
Deferred revenue		$6,667
Accrued expenses		$5,360
	Total Liabilities	**$99,937,106**
Common Stock, $.01 par; authorized 100; issued and outstanding		$1
Additional paid-in capital		$844,396
Retained earnings		$330,135
	Total Stockholders Equity	**$1,174,532**
	Total Liabilities and Stockholder's Equity	**$101,111,638**

The accompanying notes are an integral part of this financial statement.

Notes to Financial Statements
December 31, 2003

1. Organization and Nature of Business

Upromise Investments, Inc. (the "Company") is a Delaware corporation and a wholly-owned subsidiary of Upromise, Inc. (the "Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc. (the "NASD") and the Municipal Securities Rulemaking Board (the "MSRB").

In March 2002, the Company was chosen by The Board of Trustees of the College Savings Plans of Nevada to serve as manager of, and the transfer and servicing agent for, its college savings program. The program is to be operated and administered as a "Qualified State Tuition Program" under Section 529 of the Internal Revenue Code of 1986, as amended (a "529 Plan"). In August 2003, the Company was chosen by The Trustee of The New York State College Choice Tuition Savings Program Trust Fund to serve as manager of, and the transfer and servicing agent for, its college savings program. This agreement became effective on November 17, 2003. The program is also operated and administered as a 529 Plan. As permitted by the Nevada and New York contracts, the Company has executed Investment Management Agreements with Upromise Investment Advisors, LLC under which Upromise Investment Advisors, LLC will provide the transfer and servicing agent functions to these 529 Plans.

Additionally, the Company provides broker-dealer services to individuals who become members of the Parent's service. The Parent operates a consumer savings loyalty network that allows the Parent's members to save for college tuition and other expenses when they buy goods or services from merchants participating in the Parent's service. In addition to

allowing members (customers of the company) to invest rebates in the Nevada and New York 529 Plans, the Company may enter into marketing and services agreements with managers of other 529 Plans which allow members to invest rebates in such other plans.

2. Summary of Significant Accounting Policies

Use of Estimates
The accompanying statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America, which necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
The future viability of the Company is dependent on the Parent's ability to successfully continue its planned operations. The Parent is subject to a number of risks common to companies in developing industries including, but not limited to, an evolving business model, a limited operating history, market acceptance of new solutions and services, legislative changes impacting the 529 college savings market, dependence on key personnel and the Parent's ability to manage its expenditures in order to maintain positive cash and working capital through the year ending December 31, 2004. The financial statements do not include any adjustments that might result from the potential effects of these uncertainties. See also Note 3.

Cash and Cash Equivalents and Supplemental Statement of Cash Flows Data
Cash equivalents are defined as short-term, highly liquid investments with an original maturity of three months or less, that are not held for sale in the ordinary course of business.

Cash Segregated Under Federal and Other Regulations
The Company maintains separate accounts for the exclusive benefit of customers in accordance with Securities and Exchange Commission Rule 15c3-3, as determined by periodic computations. Rule 15c3-3 allows the Company to maintain the required amounts in cash or qualified securities.

Securities Owned
Security transactions are recorded on a trade date basis. Securities owned by the Company consist entirely of an investment in the NASDAQ Stock Market, Inc. This security is not readily marketable and cannot be publicly sold, and is therefore valued at fair value as determined by management. Management has determined that the security's fair value at December 31, 2003 approximated its cost of $3,300.

Payable to Customers
Payable to customers arise from cash received by merchant participants on the customers' behalf.

Revenue Recognition
Service fees include the distribution portion of the investment management fees earned under the New York and Nevada 529 Plans. The distribution portion of the program management fee is generally one-third of the total program management fee, which is calculated daily, and paid monthly, based upon the net assets of the investment options within the New York and Nevada 529 Plans. Services fees also include commissions earned in connection with marketing and services agreements with external 529 Plan providers which are recorded on a trade date basis. Deferred revenue includes administration fees received in advance related to services the Company will perform in sweeping customer loyalty amounts to certain 529 Plans. These amounts are initially recorded as a liability on the Statement of Financial Condition and then recognized into income over the term of the agreement as earned.

Income Taxes
The Company is included in the consolidated income tax returns filed by the Parent. Current and deferred income taxes are allocated by the Parent to each subsidiary as if it were a separate taxpayer. Deferred income taxes are recognized for the future tax consequences of tax differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end, based on enacted tax rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is established when necessary to reduce deferred tax assets to an amount which is more likely than not realizable. Current and deferred tax assets and liabilities resulting from the income tax allocations are recorded as receivable from or payable to the Parent. To the extent that the Company does not pay any resulting tax provision to the Parent or receive any resulting tax benefit from the Parent, such provision/benefit will be deemed a contribution/distribution and be recorded as Additional Paid-in Capital.

Intangible Assets

Intangible assets relate to an acquired brokerage license, which is deemed to have an indefinite life and, therefore, amortization was ceased beginning January 1, 2002 in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and

The Company has concluded that there is no impairment as of December 31, 2003.

3. Related Party Transactions

The Company has an overhead expense and service agreement with the Parent whereby the Parent will provide all necessary business operation functions without required reimbursement to the Parent. These services include, but are not limited to: rent and facilities expenses, financial management, tax return preparation and filings, public relations, legal services, information systems, human resources and other corporate and administrative services. The Company may, in its sole discretion, repay the Parent, provided such repayment would not result in the Company's net capital falling below 120% of its minimum requirement under Rule 15c3-1.

During the year ended December 31, 2003, the Company recorded expenses of $335,011 and $414,461 for its share of employee compensation and general and administrative functions, respectively. During the year ended December 31, 2003, The Company reimbursed the Parent $499,329 related to those expenses: at December 31, 2003, $250,143 remains payable to the Parent. The Company has agreed that it will not make any additional payments to the Parent for such expenses incurred through December 31, 2003.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of debit balances arising from customer transactions. During 2003, there were no withdrawals of equity or dividends paid by the Company. At December 31, 2003, the Company had net capital of $590,734, which was $340,734 in excess of its required net capital of $250,000. There were no customer debit balances at December 31, 2003.

5. Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the Company filed a separate income tax return.

The current and deferred portions of the income tax expense for the period ended December 31, 2003, is as follows:

	Current	Deferred	Total
Federal	$131,379	$0	$131,379
State	43,398	$0	43,398
	$174,777	$0	$174,777

6. Commitments and Contingencies

The Company may enter into agreements that contain certain representations and warranties and which provide general indemnifications. The Company serves as a guarantor of such obligations. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against Upromise Investments, Inc. that have not occurred. The company expects any risk of liability associated with such guarantees to be remote.

The Statement of Financial Condition filed with Upromise Investments Inc.'s most recent Audited Financial Statement pursuant to SEC Rule 17a-5 is available for inspection at the Firm's main office located at 117 Kendrick Street, Needham, Massachusetts and the Boston Regional Office of the Securities and Exchange Commission located at 73 Tremont Street-Suite 600, Boston, Massachusetts.

Print Close